PropTech Acquisition Corporation

3485 N. Pines Way, Suite 110

Wilson, WY 83014

November 16, 2020

VIA EDGAR

Attention:	Brittany Ebbertt Christine Dietz Michael Foland Larry Spirgel

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re:	PropTech Acquisition Corporation Registration Statement on Form S-4 Filed October 14, 2020 File No. 333-249468

Ladies and Gentlemen:

This letter sets forth the response of PropTech Acquisition Corporation (the “Company” or “PTAC”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated November 10, 2020, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Form S-4 filed October 14, 2020

Questions and Answers, page vi

1.	Staff’s comment:

Please add a Q&A that describes the effect the merger will have on PTAC’s securities after the close of the merger, including the removal of the units from NASDAQ.

Response:

We acknowledge the Staff’s comment and have included a Q&A on page vi of the Revised Registration Statement to address what will happen to PTAC’s securities after the close of the merger, including the removal of the units from NASDAQ.

Q: How do I exercise my Redemption Rights?, page ix

2.	Staff’s comment:

Clarify that in order to exercise your redemption rights and vote your shares, you must deliver a proxy rather than voting in person at the meeting because your shares must be delivered for redemption prior to the date of the meeting.

Response:

We acknowledge the Staff’s comment and respectfully submit that voting “in person” at the meeting means voting online via the virtual portal being used to broadcast the meeting as described on page ix of the Revised Registration Statement. PTAC stockholders may redeem their shares up to two business days prior to the PTAC Special Meeting, as discussed on page 83 of the Revised Registration Statement. PTAC stockholders that elect to redeem their shares are still entitled to vote at the PTAC Special Meeting via the virtual platform because voting is open to all holders as of the record date for the PTAC Special Meeting.

Summary Historical Financial and Other Data for Porch, page 15

3.	Staff’s comment:

We note you disclose “Adjusted working capital deficit (excluding cash and capital/finance lease obligation).” Revise to explain why you believe it is useful to calculate a working capital measure that excludes cash. Also, it appears that the measure is not adjusted for finance leases. Please advise.

Response:

We acknowledge the Staff’s comment. Upon further consideration, the Company does not believe adjusted working capital deficit (excluding cash and capital/finance lease obligation) is a material measure and has deleted it from page 18 of the Revised Registration Statement.

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of PTAC and Porch, page 18

4.	Staff’s comment:

We note the presentation of Porch equivalent pro forma per share data under both pro forma scenarios. Please tell us the purpose of this information, why you believe it is useful to an investor and the guidance you relied upon in support of this presentation. In addition, we note you refer to three scenarios, rather than two, in your introductory language. Please revise accordingly.

Response:

We acknowledge the Staff’s comment and respectfully submit that the presentation of the Porch equivalent pro forma per share data under both pro forma redemption scenarios is consistent with Item 3(f) of Form S-4 and the related instruction. As the Registration Statement is also being used by Porch as a consent solicitation statement to solicit the written consents of the Porch stockholders to adopt and approve the merger agreement with the Company and the transactions contemplated thereby, including the merger with the Company, the Porch equivalent pro forma per share data is useful to existing Porch stockholders as it provides an easily understandable translation of the pro forma per share data multiplied by the exchange ratio, to arrive at equivalent respective values per share of existing Porch common stock. In response to the second part of the Staff’s comment, the Company has revised the current language indicating “three redemption scenarios” to correctly reflect “two redemption scenarios” as reflected on page 21 of the Revised Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 69

5.	Staff’s comment:

Please revise to describe in more detail the nature of the transaction fee paid by a principal Porch shareholder in connection with the merger as reflected in adjustments (r) and (kk). As part of your response, please clarify whether this fee was paid by the shareholder on behalf of the Company.

Response:

We acknowledge the Staff’s comment and refer the Staff to the description of the Valor-Ehrlichman Agreement within “Interests of Porch Directors and Executive Officers in the Merger — Transaction with Valor and Ehrlichman” for further details regarding the nature of the referenced transaction.

Based on SEC SAB Topic 5.T: Accounting for Expenses or Liabilities Paid by Principal Stockholder(s), Porch concluded that upon completion of the merger, the accounting substance of the Valor-Ehrlichman Agreement is a deemed capital contribution to Porch by Mr. Ehrlichman, Porch’s Chief Executive Officer (the “Porch CEO”) and the largest existing Porch stockholder and a corresponding deemed payment made by Porch to Valor Equity Partners (“Valor”), a holder of Porch Series B Preferred Stock and Series C Preferred Stock. The Valor-Ehrlichman Agreement is related to Mr. Ehrlichman’s position as a stockholder and provides certain benefits to Porch and its other shareholders, by facilitating the conversion of preferred stock as a part of the proposed merger. As a result, Porch management cannot separate Mr. Ehrlichman’s interests from those of Porch and considers the transaction to represent a transaction undertaken on behalf of Porch.

Included in the Unaudited Pro Forma Condensed Combined Financial Information, adjustments (r) and (kk) reflected Porch’s provisional accounting conclusion with respect to this transaction.

Upon further evaluation, Porch has concluded that the transaction contemplated by the Valor-Ehrlichman Agreement represents an induced conversion of the preferred stock held by Valor into common stock in accordance with ASC 260-10-S99. Porch evaluated the requirements set forth in ASC 470-20-40-13 through ASC 470-20-40-17 and concluded that this transaction meets those criteria for an induced conversion for the following reasons: (1) the conversion of Valor’s preferred stock will occur pursuant to changed conversion privileges that are exercisable for a limited period of time, (2) the conversion includes the issuance of all of the equity securities issuable pursuant to conversion privileges included in the original terms of the preferred stock, and (3) the conversion includes payment of additional consideration, in the form of cash and additional securities, to Valor for such conversion. This will result in an increase of approximately $13.5 million to total net loss in determining net loss available to common stockholders. This amount represents the excess of fair value of the additional securities issued and cash paid to induce conversion of Valor’s preferred stock to common stock.

We have revised the disclosure on pages 75-77 to provide further clarifications to the nature of the transaction in adjustments (r) and (kk) and reflect the foregoing accounting treatment in the Unaudited Pro Forma Condensed Combined Financial Information.

Legal Proceedings, page 84

6.	Staff’s comment:

We note in your risk factor describing litigation and regulatory actions that you are involved in a class action lawsuit. We also note your disclosure on page F-102; however it is unclear whether the class action lawsuit is the same litigation described on page F- 102. Please clarify and provide all the required disclosures of Item 103 of Regulation S- K.

Response:

In response to the Staff’s comment, we have revised the disclosures with respect to Porch’s legal proceedings by (i) removing the reference to a class action lawsuit in the risk factor describing litigation and regulatory actions, as Porch is party to a series of mass tort actions as disclosed on page F-75, rather than a class action lawsuit, and (ii) supplementing the disclosure under the caption “Information About Porch — Legal Proceedings” on page 108 of the Revised Registration Statement.

Porch’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Measures and Operating Metrics, page 112

7.	Staff’s comment:

We note your disclosure of several operating metrics. Please revise to address the following:

●	Clarify whether your calculation of Average Number of Companies in Quarter and Average Revenue per Account per Month in Quarter includes only customers and revenues associated with referral network revenue.

Response:

We acknowledge the Staff’s comment and have revised page 116 of the Revised Registration Statement to clarify that both the Average Number of Companies in Quarter and Average Revenue per Account per Month in Quarter are derived from all customers and total revenue and not only customers and revenues associated with Porch’s referral network.

●	Disclose how you define reoccurring revenue.

Response:

We acknowledge the Staff’s comment and have deleted the reference to “reoccurring revenue contracts” on page 116 of the Revised Registration Statement and confirms that the Average Number of Companies in Quarter metric is calculated as the total number of home services companies across all of Porch’s home services verticals that generated revenue each month for Porch, averaged across a quarterly period.

●	Disclose how you arrive at the average revenue generated in a quarterly period when calculating the Average Revenue per Monetized Service. In this regard, clarify whether this amount represents the total actual revenue recognized in that quarter.

Response:

We acknowledge the Staff’s comment and have revised page 117 of the Revised Registration Statement to clarify that, when calculating Average Revenue per Monetized Service, average revenue is defined as total quarterly service transaction revenues generated from monetized services divided by three months.

Non-GAAP Financial Measures, page 123

8.	Staff’s comment:

We note your presentation of Adjusted EBITDA (loss) from divested business and Adjusted EBITDA (loss) excluding divested businesses. As these divested operations did not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, your non-GAAP measures appear to substitute individually tailored recognition and measurement methods for those of GAAP. Please revise to remove these measures. Refer to Question 100.04 of the Non-GAAP C&DIs. Similar concerns apply to your presentation of revenue excluding the impact of divested businesses on pages 119 and 122.

Response:

In response to the Staff’s comment, we have removed the presentation of “Adjusted EBITDA (loss) excluding divested businesses” and revenue “excluding the impact of divested businesses” on pages 127 and 128 of the Revised Registration Statement.

The Company believes the portion of Adjusted EBITDA (loss) attributable to the Company’s divested businesses is important information to provide context to shareholders and has revised the Non-GAAP Financial Measures section to include a footnote indicating the portion of Adjusted EBITDA (loss) that was attributable to the Company’s divested businesses.

Proposal No. 10 — The NASDAQ Proposal, page 187

9.	Staff’s comment:

Tell us why you have included both the PIPE share approval and the merger share approval in the same proposal being presented to PTAC shareholders. In this regard, we note from your disclosure on page 50 that the merger is not dependent upon the PIPE financing (page 50).

Response:

We acknowledge the Staff’s comment and respectfully submit that while the approval of the merger is not dependent on the PIPE share approval, a stockholder vote is only required with respect to the PIPE share approval and the merger share approval pursuant to NASDAQ Listing Rules 5635(a), (b) and (d) as set forth on page 190 of the Revised Registration Statement because the number of shares to be issued pursuant to the PIPE and the merger represents, in the aggregate, 20% or more of the common stock outstanding before these issuances. Because a stockholder vote is required solely pursuant to the NASDAQ Listing Rules for the issuances of common stock in conjunction with the PIPE and the merger, PTAC elected to include both matters to be voted on in the same proposal.

We also respectfully note that the NASDAQ Listing Rules do not require a shareholder vote for separate issuances that are part of a single transaction or series of transactions. While the merger is not dependent upon the PIPE financing, we believe that the PTAC shareholders should vote on one proposal relating to compliance with the NASDAQ Listing Rules because both the issuance of the PIPE shares and the issuance of shares of New Porch common stock pursuant to the merger agreement relate to the same transaction and should not be considered separately.

Porch.com, Inc. Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies Goodwill and Intangible Assets, page F-44

10.	Staff’s comment:

Given your continued recurring net losses, negative operating cash flows, and liquidity and going concern risk, please tell us the results of your annual goodwill impairment test performed on October 1, 2020. To the extent you concluded no impairment was necessary, tell us the percentage by which the fair value exceeded carrying value for each reporting unit as of the date of the most recent test. If any reporting units were at risk of failing the impairment test, please disclose the percentage excess and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

We acknowledge the Staff’s comment and provide the following summary of our October 1, 2020 goodwill impairment assessment. At October 1, 2020, the fair value of the Company’s one reporting unit was in excess of $345 million based upon a 409A valuation report as of September 30, 2020, which exceeded the reporting unit’s negative $84 million carrying amount.

Note 8. Stock-Based Compensation, page F-66

11.	Staff’s comment:

Please tell us the purpose of the share purchase transaction that occurred in May 2019 between your CEO and the significant shareholder. As part of your response, provide us with your accounting analysis and refer to the guidance you used in determining how to account for this transaction.

Response:

We acknowledge the Staff’s comment and hereby provide the following summary of Porch’s accounting analysis with respect to this transaction. In May 2019, the Porch CEO purchased a total of 16,091,277 shares of Porch redeemable convertible preferred stock from a significant Porch stockholder, Lowe’s Companies, Inc. (NYSE: LOW) (“Lowe’s”), for an aggregate purchase price of approximately $4.0 million (or approximately $0.25 per share). Lowe’s is a Fortune 50 home improvement company.

The transaction was negotiated separately between Lowe’s and the Porch CEO as a result of Lowe’s stated intent to sell its entire equity ownership in Porch on an expedited basis. While Porch is unable to determine Lowe’s reason for selling its equity ownership in Porch, Porch management understands that the transaction was intended to better align with the strategic priorities of Lowe’s. Given the desire to expedite the sale of the equity ownership, Porch understands Lowe’s approached the Porch CEO directly and did not perform broad marketing of the equity ownership to other potential buyers. This transaction resulted in the sale of approximately 90% of Lowe’s equity ownership in Porch. Porch determined that the aggregate purchase price paid by the Porch CEO for Lowe’s redeemable convertible preferred stock in Porch was below the estimated fair value of such shares by approximately $33.2 million. Prior to the transaction, Lowe’s held approximately 16.9% of the outstanding shares of Porch, on a fully diluted basis, and was the second largest stockholder of Porch.

In evaluating the accounting for this transaction, Porch considered the following guidance from ASC 718-10-15-4:

Share-based payments awarded to a grantee by a related party or other holder of an economic interest in the entity as compensation for goods or services provided to the reporting entity are share-based payment transactions to be accounted for under this Topic unless the transfer is clearly for a purpose other than compensation for goods or services to the reporting entity. The substance of such a transaction is that the economic interest holder makes a capital contribution to the reporting entity, and that entity makes a share-based payment to the grantee in exchange for services rendered or goods received. An example of a situation in which such a transfer is not compensation is a transfer to settle an obligation of the economic interest holder to the grantee that is unrelated to goods or services to be used or consumed in a grantor’s own operations.

At the time of the transaction, Lowe’s was an economic interest holder of Porch and the second largest stockholder of Porch, based on the definition of an economic interest holder in ASC 718-10-20. Management believes that ASC 718-10-15-4 is applicable to this transaction as an employee purchasing shares from an economic interest holder at a price that is below fair value is analogous to a share-based payment transaction to the employee.

Porch next considered whether the transaction was clearly for a purpose other than compensation for goods or services to the reporting entity. Ultimately, the benefits to an economic interest holder and to Porch are difficult to separate. While Lowes, a publicly traded company, and the selling stockholder in the transaction, did not have any known motivation or intent to compensate the Porch CEO, Porch will benefit from the arrangement through the Porch CEO’s increased equity stake and can be reasonably expected to motivate and compensate the Porch CEO for future performance consistent with the objectives of stock-based compensation. As a result, Porch management was unable to conclude that the transaction between the Porch CEO and Lowe’s was clearly for a purpose other than compensation.

Based on this evaluation, Porch concluded that the difference between the purchase price paid by the Porch CEO and the estimated fair value of such shares represents compensation expense.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 or Brooks W. Antweil of Kirkland & Ellis LLP at (713) 836-3388 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

PROPTECH ACQUISITION CORPORATION

By:	/s/ Thomas Hennessy
Name:	Thomas Hennessy
Title:	Co-Chief Executive Officer and President

cc:	Matt Ehrlichman, Porch.com, Inc.
Michael P. Heinz, Sidley Austin LLP